UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Talos Energy Inc. (the “Issuer”)
(Name of Issuer)

Common Stock, par value $0.01 per share (the “Common Shares”)
(Title of Class of Securities)

87484T108
(CUSIP Number)

March 5, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)[1]
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This Schedule is filed pursuant to Rule 13d-1(h) and amends the 13D filed on January 22, 2024.

CUSIP No. 87484T108	Page 2 of 14

1	NAMES OF REPORTING PERSONS
Carlos Slim Helú

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
34,747,781 Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
34,747,781 Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.9% of the total Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87484T108	Page 3 of 14

1	NAMES OF REPORTING PERSONS
Carlos Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
34,747,781 Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
34,747,781 Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.9% of the total Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87484T108	Page 4 of 14
1	NAMES OF REPORTING PERSONS
Marco Antonio Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
34,747,781 Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
34,747,781 Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.9% of the total Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87484T108	Page 5 of 14
1	NAMES OF REPORTING PERSONS
Patrick Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
34,747,781 Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
34,747,781 Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.9% of the total Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87484T108	Page 6 of 14
1	NAMES OF REPORTING PERSONS
María Soumaya Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
34,747,781 Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
34,747,781 Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.9% of the total Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87484T108	Page 7 of 14
1	NAMES OF REPORTING PERSONS
Vanessa Paola Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
34,747,781 Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
34,747,781 Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.9% of the total Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87484T108	Page 8 of 14
1	NAMES OF REPORTING PERSONS
Johanna Monique Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
34,747,781 Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
34,747,781 Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.9% of the total Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87484T108	Page 9 of 14
1	NAMES OF REPORTING PERSONS
Control Empresarial de Capitales S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
34,747,781 Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
34,747,781 Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,747,781 Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.9% of the total Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 87484T108	Page 10 of 14
Item 1.

(a)	Name of Issuer:

Talos Energy Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

333 Clay Street, Suite 3300
Houston, Texas 77002

Item 2.

(a)	Name of Persons Filing:

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Control Empresarial de Capitales S.A. de C.V. (“Control Empresarial”).

(2)

Control Empresarial, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies.

(b)	Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de México, México

(ii) Control Empresarial’s principal business address is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Sección III
Miguel Hidalgo, Ciudad de México, México, 11000

(c)	Citizenship:

Each member of the Slim Family is a Mexican citizen. Control Empresarial is a Mexican corporation.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Shares”)

(e)	CUSIP Number:

87484T108

CUSIP No. 87484T108	Page 11 of 14
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of the date of this filing, (i) Control Empresarial, directly or indirectly, owns 34,747,781 Common Shares and (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Common Shares beneficially owned, directly or indirectly, by Control Empresarial.

CUSIP No. 87484T108	Page 12 of 14
(b)	Percent of Class:

The Common Shares beneficially owned by the Slim Family constitute approximately 18.9% of the approximately 183.4 million issued and outstanding Common Shares, as reported in Exhibit 99.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on March 5, 2024.

The Common Shares beneficially owned by Control Empresarial constitute approximately 18.9% of the approximately 183.4 million issued and outstanding Common Shares, as reported in Exhibit 99.1 to the Form 8-K filed by the Issuer with the SEC on March 5, 2024.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote:

As to the Slim Family: 34,747,781 Common Shares
As to Control Empresarial: 34,747,781 Common Shares

(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or direct the disposition of:

As to the Slim Family: 34,747,781  Common Shares
As to Control Empresarial: 34,747,781 Common Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The identity of each member of the group filing this schedule is as follows: Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit and Control Empresarial de Capitales S.A. de C.V.

CUSIP No. 87484T108	Page 13 of 14
Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

The Powers of Attorney for the members of the Slim Family and Control Empresarial, which are filed as exhibits to the Schedule 13D/A filed by the Slim Family and Control Empresarial with the SEC on February 3, 2022 in connection with their beneficial ownership of American Depositary Shares, each representing 20 Series L Shares of América Móvil, S.A.B. de C.V., are hereby incorporated herein by reference.

CUSIP No. 87484T108	Page 14 of 14
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By:	/s/ Marco Antonio Slim Domit
Marco Antonio Slim Domit
Marco Antonio Slim Domit		Attorney-in-Fact
March 7, 2024
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

Control Empresarial de Capitales S.A. de C.V.

By: Víctor Manuel Gutierrez Lopez Title: Attorney-in-Fact